SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            U.S. NEUROSURGICAL, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    90336K101
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event which Requires Filing of this Statement)

                          Check the appropriate box to
                               designate the rule
                             pursuant to which this
                               Schedule is filed:
                               |x| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 90336K101

(1) Names of reporting persons.

    Allen & Company Incorporated
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(2) Check the appropriate box if a member of a group (see instructions)
    (a)| |                                               (b)|X|
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(3) SEC use only.
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(4) Citizenship or place of organization.
    New York
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power: 1,682,000

    (6) Shared voting power: 0

    (7) Sole dispositive power: 1,682,000

    (8) Shared dispositive power: 0
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(9) Aggregate amount beneficially owned by each reporting person.
    1,682,000
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.
     21.9%
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(12) Type of reporting person (see instructions).
     CO
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



Item 1(a). Name of Issuer:

       U.S. Neurosurgical Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

       2400 Research Blvd, Suite 325
       Rockville, Maryland 20850

Item 2(a). Name of Person Filing:

       Allen & Company Incorporated

Item 2(b). Address or Principal Business Office or, If None, Residence:

       711 Fifth Avenue,  New York, NY 10022

Item 2(c). Citizenship:

       New York

Item 2(d). Title of Class of Securities:

       Common Stock

Item 2(e). CUSIP No.:

       90336K101



Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) |x| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)     |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)     |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


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


Item 4. Ownership

    (a)  Amount beneficially owned: 1,682,000*
    (b)  Percent of class: 21.9%
    (c)  Number of shares as to which such person has:

         (i)   Sole power to direct the vote: 1,682,000*
         (ii)  Shared power to  direct the vote: 0
         (iii) Sole power to dispose or direct the disposition of: 1,682,000*
         (iv)  Shared power to dispose or direct the disposition of: 0

* The number of shares reported hereby excludes approximately 1,402,136 shares that, to the Reporting Person's knowledge, are held by certain officers and employees of Allen & Company LLC, and their related parties. The Reporting Person disclaims beneficial ownership of all shares held by such officers, employees and related parties.

Allen Holding Inc.("AHI"), by virtue of its status as the sole stockholder of the Reporting Person, may be deemed to share with the Reporting Person the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which is the Reporting Person is the direct beneficial owner. Mr. Herbert A. Allen, by virtue of his status as a majority stockholder and the President and Chief Executive Officer of AHI and the President and Chief Executive Officer of the Reporting Person, may be deemed to share with the AHI and the Reporting Person the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which each of AHI and the Reporting Person is the direct beneficial owner. Mr. Allen disclaims beneficial ownership of the securities reported to beheld by AHI and the Reporting Person, except to the extent of his pecuniary interest therein.

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of Group.

        Not applicable


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


Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Allen & Company Incorporated

Date: February 8, 2008                 /s/ Kim M. Wieland
                                       ---------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer


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